Exhibit 12.2
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,
($ in thousands)	2017	2016	2015	2014	2013
EARNINGS:
Pre-Tax Net Income(a)	$211,632	$184,780	$180,069	$145,858	$116,519
Add:
Total Fixed Charges	53,990	42,916	43,202	38,415	37,081
Total Earnings	$265,622	$227,696	$223,271	$184,273	$153,600
FIXED CHARGES:
Interest expensed and capitalized	$51,450	$40,129	$41,102	$36,233	$34,512
Other Interest (excluding AFUDC)	391	674	295	458	525
Amortization of Debt Premium, Discount and Expense	395	303	412	345	337
One-third of Rental Expense(b)	1,754	1,810	1,393	1,379	1,707
Total Fixed Charges	$53,990	$42,916	$43,202	$38,415	$37,081
Ratio of Earnings to Fixed Charges	4.9	5.3	5.2	4.8	4.1
FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Pre-Tax Preferred Dividend Requirement	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3773	0.3879	0.3965	0.3258	0.3793
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6227	0.6121	0.6035	0.6742	0.6207
Preferred Dividend Requirement	$2,120	$2,157	$2,187	$1,958	$2,127
Combined Fixed Charges and Preferred Dividends	$56,110	$45,073	$45,389	$40,373	$39,208
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.7	5.1	4.9	4.6	3.9
(a) Excludes amounts attributable to income or loss from equity investees.
(b) Management believes one-third of the total rental expense gives a reasonable estimate of total interest on rentals.